Exhibit 2

PROXY STATEMENT
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SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

 SEPTEMBER 2, 2010

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on September 2, 2010, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 3, 2010. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on August 3, 2010 are entitled to vote at the Meeting. On July 28, 2010, 6,810,013 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders present, personally or by proxy, holding at thirty three and a third percent (33 1/3%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until September 13, 2010 at 12:00 noon, Israel time. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Approval of proposals number one and three stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an “Ordinary Majority”).

Approval of proposal number two stated in this proxy statement and to be proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such proposals, provided that if the total number of Ordinary Shares voted against such proposal by shareholders of the Company that are not controlling shareholders (as such terms is defined in the Israeli Securities Law - 1968) exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such proposal by shareholders of the Company present in person or by proxy at the Meeting that are not controlling shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of July 28, 2010, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,810,013 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Yehuda Zisapel(1)	455,940	6.68%

Zohar Zisapel(2)	1,511,722	22.15%

All directors and officers as a group	704,255	10.27%

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(1) As reported on the Schedule 13 G/A filed by Yehuda Zisapel with the Securities and Exchange Commission on February 7, 2008.
(2) As reported on the Schedule 13 D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.

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PROPOSAL 1

ELECTION OF DIRECTOR

The management of the Company has selected the person named below for election as director to serve until his respective successor is duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the election of the nominee listed below. If the nominee is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The following nominee is currently filling in a vacancy in the Board of Directors of the Company and has advised the Company that he will serve as director if elected. The following table provides certain relevant information concerning the nominee, including his principal occupation during the past five years.

Nominee	Age	Principal Occupation

Zohar Zisapel	61
Mr. Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of three other public companies – Ceragon Networks Ltd. (Ticker Symbol CRNT), RADVision Ltd. (Ticker Symbol RVSN) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies belonging to the RAD Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED, to elect Zohar Zisapel as director of the Company for the coming year until the next annual meeting of the Company’s shareholders.

The election of Zohar Zisapel as director requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

The Board of Directors expresses no recommendation as to the vote on the above proposal.

PROPOSAL 2

APPOINTMENT OF EXTERNAL DIRECTORS

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint no less than two External Directors (as defined in the Israeli Companies Law). No person may be appointed as an External Director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as External Director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

A person shall be qualified to serve as an External Director only if he or she possesses “accounting and financial expertise” or “professional qualifications”. The conditions and criteria for possessing “accounting and financial expertise” or “professional qualifications” were enacted in regulations promulgated under the Israel Companies Law (Companies Law Regulations (Conditions and Tests for Determining whether a Director has Expertise in Finance and Accounting and whether a Director is Professionally Qualified) – 2005 (the “External Director Qualification Regulations”)).

No person may serve as an External Director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an External Director or may otherwise interfere with the person’s ability to serve as an External Director. In addition, no person may serve as an External Director if such person is an employee of the Israeli Securities Authority, or if such person is an employee of an Israeli stock exchange. If, at the time External Directors are to be appointed, all current members of the board of directors are of the same gender, then at least one External Director must be of the other gender.

The initial term of an External Director is three years and may be extended for additional three-year periods. External Directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the External Directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Ms. Einat Domb-Har was appointed to serve as our External Director in June 2004 and re-appointed for an additional term of three years in July 2007.

The Company’s Board of Directors has nominated Ms. Domb-Har for re-appointment and Mr. Ilan Erez for appointment as our External Directors, effective July 1, 2010, to serve for a period of three years and until their respective successors are duly elected and shall qualify. Set forth below is certain information concerning Ms. Domb-Har and Mr. Erez:

Nominee	Age	Principal Occupation

Einat Domb- Har	40
Ms. Domb-Har provides financial consulting services to entrepreneurs and young companies. From June 2006 to June 2010, Ms. Domb-Har served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry. From April 2004 to April 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant, holding a BA in Economics and Accounting from Tel Aviv University and an MBA from the Israeli extension of Bradford University. In addition, Ms. Domb- Har  holds a degree in Mediation.

Ilan Erez	42
Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University  and an LL.M. in Business Law from Bar-Ilan University.

The Board of Directors has determined that Ms. Einat Domb-Har has the requisite “professional qualifications” as well as “expertise in finance and accounting”, and that Mr. Ilan Erez has the requisite “professional qualifications” as well as "expertise in finance and accounting”, under the External Director Qualification Regulations. Ms. Domb-Har and Mr. Erez qualify as independent directors under Nasdaq.

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote the Ordinary Shares represented thereby “FOR” the appointment of Mr. Ilan Erez and the extension of the appointment of Ms. Einat Domb-Har as External Directors for a term of three years. If one or both of the above nominees are unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee/s as the Board of Directors may propose.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED to appoint Mr. Ilan Erez and extend the appointment of Ms. Einat Domb-Har as External Directors (as defined in the Israeli Companies Law) for a three-year term commencing as of July 1, 2010 and until their respective successors are duly elected and shall qualify.

The appointment of External Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such proposals, provided that if the total number of Ordinary Shares voted against such proposal by shareholders of the Company that are not controlling shareholders (as such terms is defined in the Israeli Securities Law - 1968) exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such proposal by shareholders of the Company present in person or by proxy at the Meeting that are not controlling shareholders.

The Board of Directors recommends a vote “FOR” the appointment of Mr. Ilan Erez and the extension of the appointment of Ms. Einat Domb-Har as External Directors of the Company for a three-year term.

PROPOSAL 3

REMUNERATION OF EXTERNAL DIRECTORS

Pursuant to the Israeli Companies Law, payment of remuneration to the Company's External Directors in the amount of the minimum annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 (the "External Directors Compensation and Expenses Regulations"), requires approval by each of the Audit Committee, the Board of Directors and shareholders of the Company, in such order.

Following the approval by the Audit Committee on June 30, 2010 (with the exception of Ms. Einat Domb- Har who did not participate in the vote) and the approval of the Board of Directors on July 25, 2010, the shareholders of the Company are being asked to approve remuneration to each of the  External Directors, Mr. Ilan Erez and Ms. Einat Domb- Har, if elected pursuant to Proposal 2 above, in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the External Directors Compensation and Expenses  Regulations, during their respective terms as External Directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

RESOLVED to approve remuneration to each of the Company’s External Directors (as defined in the Israeli Companies Law) in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000, during their respective terms as External Directors of the Company.

Approval of such remuneration to the Company's External Directors requires the vote of an Ordinary Majority (as defined in this proxy statement).

The Audit Committee and the Board of Directors recommend that the shareholders vote “FOR” the approval of the remuneration to each of the Company’s External Directors in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000, during their respective terms as External Directors of the Company.

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Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. This proxy statement is also available on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER
Kfar Sava, Israel Date: July 28, 2010